Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 9, 2018

January 9, 2018

The following articles written by third parties were made available to employees of CVS Health Corporation:

CVS-Aetna: A deal investors shouldn’t ignore

CBS News

By Gene Marcial

CVS Health (CVS), the largest pharmacy health care provider in the U.S. with about 9,700 drugstores in 49 states, is probably among the most undervalued stocks around. But investors are wrong to ignore it.

On Dec. 3, 2017, CVS acquired -- with relatively little hoopla -- Aetna (AET), the nation’s third-largest insurer and one of the most diversified health care benefits companies, for $77 billion. CVS’ share price has dropped from its 52-week high of more than $84 a share to close at $77.77 on Monday

On Wall Street, shares of the acquirer in a merger deal usually get hit, while those of the target company climb. Usually. But the CVS purchase of Aetna can’t be described as an ordinary merger. It combines the former’s unmatched presence in local communities and its clinical capabilities with the latter’s leading health care benefits and services.

The combined CVS-Aetna colossus promises to integrate health care services and better help consumers meet their health care needs, something that government programs and policies often struggle with. And the merger should generate significant returns for shareholders of both companies.

So some analysts who have looked at the deal more carefully have upgraded their recommendations on CVS, including those at Morgan Stanley (MS), which upgraded its rating on CVS to “overweight” from “equal-weight” with a price target of $90 share. Raymond James (RJF) has raised its rating on CVS to a “strong buy” from “outperform,” also with a price target of $90 a share.

“We believe a combination, expected to close in the second half of 2018, makes strategic sense as it provides CVS with a greater ability to incentivize Aetna’s 22 million health plan participants to utilize [CVS pharmacy benefit manager] Caremark’s mail-order system or CVS retail stores,” said Joseph Agnese, equity analyst at CFRA, who has a “hold” recommendation on both CVS and Aetna. He sees low- to mid-single-digit earnings-per-share accretion within two years of the deal’s completion.

The transaction also eliminates the risk of CVS losing Aetna’s business, which represents some 22 percent of CVS sales, noted Agnese. But to some Wall Street observers, CVS rushed to acquire Aetna to thwart any attempt by the voracious and acquisition-minded Amazon (AMZN) to acquire CVS. But no matter what motivated the deal, it provides CVS with new areas to increase sales and earnings growth.

“We believe the combination with CVS’ pharmacy business management unit will increase the combined companies’ leverage to better control costs,” noted Agnese. Together, they’ll have about $221 billion in sales and $18 billion in EBITDA (earnings before interest, taxes, depreciation and amortization).

CVS said in a public statement that the merged company fills an “unmet need in the current health care system and presents a unique opportunity to redefine access to high-quality care in lower-cost settings -- whether in the community, at home or through digital tools.”

CVS CEO and President Larry J. Merlo said the acquisition “brings together the expertise of two great companies to remake the consumer health experience.” He added that with Aetna’s analytics and CVS’ “human touch,” they’ll create a health care platform “built around individuals.

It’s a natural evolution for both companies, he said, as “they seek to put the consumer at the center of health care delivery.” CVS thus becomes, Merlo said, an even more integrated health care company, and Aetna moves beyond being a traditional insurer to focus more on “consumer well-being.”

Aetna Chairman and CEO Mark T. Bertolini noted that increasing numbers of consumers are taking “more and more responsibility for paying for their health care as the burden of costs is being shifted to them.” Together, CVS and Aetna will be a trusted community partner to help consumers better manage the cost of the health care they need, he said, “especially the 50 percent of Americans with chronic diseases that account for more than 80 percent of all health care costs.”

CVS believes shareholders will benefit over the long term from the combined company’s significant growth opportunities in new products and services as a “uniquely positioned integrated retailer, pharmacy benefits manager, and health plan.”

How Medicare Makes Rite Aid A Buyout Target

Forbes

By Bruce Japsen

•	Rite Aid’s businesses could become an attractive offering under the umbrella of a larger insurance company

•	10,000 baby boomers are turning 65 each day,” Rite Aid president and chief operating officer Kermit Crawford

As baby boomers age and become eligible for Medicare and its drug coverage, Rite Aid sees a promising and profitable future.

But given rampant consolidation in the healthcare industry, Rite Aid’s businesses could become an attractive offering under the umbrella of a larger insurance company, pharmacy benefit manager or provider of medical care.

Rite Aid management sees its growth engine as its pharmacy benefit manager EnvisionRx, which works with employers and government health programs like Medicare to better control drug costs. PBMs are the middlemen between drug makers and patients when it comes to buying prescription drugs and getting discounts for their customers. Rite Aid says enrollment in its Medicare Part D prescription drug plans has already “surpassed 500,000 lives” for its 2018 plan year.

“We expect to continue to grow this high value customer base by another 100,000 lives given the trend that 10,000 baby boomers are turning 65 each day,” Rite Aid president and chief operating officer Kermit Crawford, a longtime Walgreens executive who joined Rite Aid in October, told analysts on the company’s third-quarter earnings call last week. “It’s worth noting that Rite Aid is a preferred provider in Envision’s Med D plan with copays that save money for members and has a potential to drive additional traffic into our stores.”

But most analysts don’t believe Rite Aid has the scale to compete long-term with the likes of CVS Health, which has a far bigger PBM and more than 9,700 retail stores. CVS’s Caremark PBM serves more than 12 million Medicare Part D beneficiaries.

CVS is also poised to get even bigger with its proposed acquisition of Aetna, which is ultimately expected to lock in more than 20 million of its health plan enrollees to CVS drug benefit management, boosting CVS drugstores with new prescriptions.

CVS and Aetna executives have said they see their closer relationship after the acquisition as a way to meld the Medicare medical benefits Aetna provides with the prescription benefits offered by CVS to seniors via Medicare Part D.

“By combining Medicare Advantage with our Medicare Part D assets, we can more effectively serve our Medicare beneficiaries,” CVS chief executive Larry Merlo said last month after the Aetna deal was announced. “This will enable us to improve our quality metrics and become more competitive in this fast-growing segment of the market.”

CVS and Aetna are following the lead of UnitedHealth Group, which is increasingly adding to its suite of healthcare services under its Optum umbrella. Optum owns a PBM, OptumRx, as well as urgent care centers and doctor practices, and just last month it announced plans to spend nearly $5 billion on DaVita Medical Group, which has 300 medical clinics largely in Western states, including areas where Rite Aid is strong.

If a larger health insurer wants to mimic what CVS and Aetna are doing, Rite Aid could become an attractive acquisition target given it has a PBM and will end up with more than 2,500 drugstores once its divestitures to Walgreens Boots Alliance are completed this spring. Rite Aid will have stores located in eight states: California, Pennsylvania, Michigan, Ohio, New York, New Jersey, Washington and Oregon.

Rite Aid executives haven’t disclosed an interest to sell to a larger player and instead are focused on paying down debt through its sale of about 1,900 stores to Walgreens for $4.3 billion.

But it’s clear from Rite Aid’s fiscal-third-quarter earnings call that management is investing in its PBM and provider services like its retail clinics and wants those assets to become more attractive.

“RediClinic continues to be an attractive asset that can deliver low cost care in a retail setting while giving us the opportunity to form partnerships with health systems and health plans to drive additional traffic to our stores,” Crawford told analysts last week. “It’s also critical for us to recognize that while we have a lot of work to do to achieve our full potential, we also have a tremendous team and a robust suite of assets from which to rebuild our momentum and create a new Rite Aid that truly resonates in our key markets.” Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.